FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2013

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Third Quarter Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 31, 2013	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Nomura Reports Third Quarter Financial Results

•	Net income up over seven times QoQ; All three business segments reported higher revenues and all regions were profitable

•	Retail saw an uptick in sales as retail investor risk appetite increased supported by favorable market conditions

•	Asset Management achieved its highest quarterly income before income taxes since the quarter ended June 2011.

•	Wholesale revenue and income before income taxes both improved quarter on quarter with revenues up across all business lines and international regions

•	Robust financial position with total capital ratio of 19.3 percent and Tier 1 ratio of 16.9 percent under Basel 2.5

Tokyo, January 31, 2013—Nomura Holdings, Inc. today announced its consolidated financial results for the third quarter of the fiscal year ending March 31, 2013.

On a firm-wide basis, net revenue for the third quarter was 389.1 billion yen (US$4.5 billion)1, a decline of 3 percent on the previous quarter and 4 percent compared to the same quarter last year.

While all business divisions reported higher revenues and income in the third quarter, a number of factors unrelated to Nomura’s core businesses led to the slight decline in firm-wide net revenue and a drop in income before income taxes. These factors included a 16 percent decline in revenues at consolidated entities related to Nomura Land and Building, and a loss of 23.2 billion yen due to the tightening of Nomura’s own and its counterparties’ credit spreads.

In addition, non-interest expenses include a 24.1 billion yen write-down of real estate mainly held by consolidated variable interest entities2. As a result of these factors, income before income taxes declined 63 percent quarter on quarter and 62 percent year on year to 13 billion yen (US$150 million).

As the majority of the 24.1 billion yen real estate write-down is attributable to third parties, not Nomura Holdings, the negative impact on net income is only 2.1 billion yen. Accordingly, third quarter net income increased over seven times from the prior quarter to 20.1 billion yen (US$232 million), representing a year-on-year increase of 13 percent.

“We had a solid third quarter with all three business divisions and all regions profitable on a pretax basis. Pretax income from our core business segments jumped more than fourfold compared to last quarter and we reported our fifth straight quarter of pretax profits,” said Koji Nagai, Nomura’s Group CEO.

[1]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 86.64 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2012. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.
[2]

Entities in which Nomura does not have a controlling interest based on holding the majority of the voting rights and where the following three conditions are met: 1) Nomura has power over the most significant activities of the VIE; 2) Nomura has the right to receive benefits or the obligation to absorb losses meeting a significant test; 3) Nomura is not acting as a fiduciary for other interest holders.

“Our Retail business reported its highest quarterly sales for the current fiscal year with robust demand for equities and investment trusts. Asset Management maintained its disciplined cost control and continued to grow assets under management to deliver another stable quarter of earnings.

“Wholesale had its best quarter for pretax income in three years driven by a marked improvement in revenues and tangible progress in its cost reduction program. Fixed Income remained a key contributor to Wholesale earnings.

“To build on this momentum in the fourth quarter, we are focused on delivering high value-added solutions to our clients and contributing to economic growth as Asia’s global investment bank.”

Divisional Performance

Retail

	FY2012/13 Q3	QoQ	YoY
Net revenue	Y95.7bn	+18%	+20%
Income before income taxes	Y20.3bn	+85%	+101%

Net revenue in Retail increased 18 percent quarter on quarter and 20 percent year on year to 95.7 billion yen. Income before income taxes increased 85 percent sequentially and 101 percent from the same quarter last year to 20.3 billion yen.

Risk appetite among retail investors increased as the market turned favorable in December, supporting a 23 percent rise in total sales driven by equities and investment trusts. Nomura’s broad retail product offering and continued focus on providing consulting-based services led to net asset inflows of 360.5 billion yen during the quarter.

Asset Management

	FY2012/13 Q3	QoQ	YoY
Net revenue	Y18.8bn	+22%	+23%
Income before income taxes	Y7.3bn	+60%	+72%

Asset Management reported net revenue of 18.8 billion yen, up 22 percent over the previous quarter and 23 percent from the same period last year. Income before income taxes grew 60 percent quarter on quarter and 72 percent year on year to 7.3 billion yen, marking the strongest quarter since the first quarter of last fiscal year.

The investment trust business continued to see inflows driven by its diverse product offering matched to client needs and backed by ongoing sales support. The investment advisory business also captured fund inflows during the quarter. The improved investment environment and fund inflows led to a 2.4 trillion yen rise in net assets under management to 25.1 trillion yen at the end of the quarter.

Wholesale

	FY2011/12 Q3	QoQ	YoY
Net revenue	Y189.0bn	+38%	+8%
Income before income taxes	Y44.4bn	230x	+20%

Net revenue in Wholesale increased 38 percent quarter on quarter and 8 percent year on year to 189 billion yen. Income before income taxes rebounded quarter on quarter to 44.4 billion yen, up 230 times compared to last quarter and 20 percent from the same quarter last year. All businesses and each region of the firm’s international operations reported higher revenues in the third quarter.

Fixed Income net revenue increased 25 percent to 110.7 billion yen, up 25 percent sequentially and the strongest quarter since 2009. Revenues were well balanced across all regions and products with steady client revenues and stronger trading revenues.

Net revenue in Equities increased 47 percent to 47.3 billion yen. Although client revenues declined 3 percent quarter on quarter due to a slowdown in activity in Europe and the US, Japan reported a stronger quarter as global investors returned to Japanese equities. Trading revenues improved in each region and the derivatives business rebounded.

Investment Banking net revenue rose 89 percent to 30.9 billion yen. In Japan, the ECM business contributed to earnings, driven by REIT related deals. Internationally, revenues were up in each region and the Americas reported its best quarter since the start of the build out. Nomura ranked number one in the Japan-related ECM, M&A and Samurai bond league tables and took the number nine spot in the global M&A rankings2.

Financial Position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of December, Nomura’s total capital ratio was 19.3 percent and its Tier 1 ratio was 16.9 percent under Basel 2.5. Nomura had total assets of 38.6 trillion yen and shareholders’ equity of 2.2 trillion yen. Gross leverage was 17.8 times and net leverage was 11.6 times. All figures are on a preliminary basis.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu Keiko Sugai	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

[2]	Source: Thomson Reuters

Nomura

Nomura is a leading financial services group and the preeminent Asia-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura has a unique understanding of Asia that enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (global markets and investment banking). For further information about Nomura, please visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2013 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.